# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### May 26, 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### CSG International, Inc.

### File No. 000-27512 - CF#35096

_____

        CSG International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 5, 2017.

        Based on representations by CSG International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.22Z | through June 30, 2019 |
| Exhibit 10.24BJ | through May 31, 2017 |
| Exhibit 10.24BK | through May 31, 2017 |
| Exhibit 10.24BL | through May 31, 2017 |
| Exhibit 10.24BM | through May 31, 2017 |
| Exhibit 10.25CI | through December 31, 2019 |
| Exhibit 10.25CJ | through December 31, 2019 |
| Exhibit 10.25CK | through December 31, 2019 |
| Exhibit 10.25CL | through December 31, 2019 |
| Exhibit 10.25CM | through December 31, 2019 |

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary